GRANDVIEW CAPITAL ACQUISITION CORP.

250 Park Avenue, 7th Floor
New York, NY 10177

VIA EDGAR SUBMISSION TYPE RW

September 12, 2022

Ms. Stacie Gorman

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re: Grandview Capital Acquisition Corp. Request for Withdrawal Registration Statement on Form S-1 (File No. 333-261940)

Dear Ms. Gorman:

On behalf of Grandview Capital Acquisition Corp., a Delaware corporation and a special purpose acquisition company (the “Company”), the undersigned hereby requests that the Registration Statement on Form S-1 (File No. 333-261940, initially filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2021, including all the exhibits thereto, as amended by Amendment No. 1 to the Registration Statement filed via EDGAR with the Commission on January 18, 2022, as amended by Amendment No. 2 to the Registration Statement filed via EDGAR with the Commission on January 26, 2022. as amended by Amendment No. 3 to the Registration Statement filed via EDGAR with the Commission on May 9, 2022, as amended by Amendment No. 4 to the Registration Statement filed via EDGAR with the Commission on May 26, 2022, respectively (together, the “Registration Statement”), be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), due to unfavorable market conditions. The Company believes that the withdrawal of the Registration Statement, which has not been declared effective by the Commission, is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register units, each consisting of one share of common stock, par value $0.0001 per share, of the Company (“Common Stock”), and one-half redeemable warrant to purchase shares of Common Stock, in the Company’s initial public offering.

No securities have been issued or sold pursuant to the Registration Statement. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Mark Orenstein at Ellenoff Grossman & Schole LLP at (212) 370-1300 or by email at morenstein@egsllp.com.

Very truly yours,

By:	/s/ G. Torrey Rossetter
G. Torrey Rossetter
Chief Executive Officer

cc:	Mark Orenstein Ellenoff Grossman & Schole LLP